Fortune Brands 07/06 Facts

July 10, 2006 | $72 Stock | 13.7x '06 P/E | 6.1% Total yield (dividend + free cash flow[7]) | $11B Market cap | $7B sales | Long-term goals: 10%+ EPS, ↑ returns | NYSE: FO | 700K daily volume | 155mm diluted, 150mm basic shares on June 30 | 60% institutional ownership | 0.7 Beta | member S&P 500 and MSCI world indexes

STRONG CONSUMER BRANDS AND MARKETS | STRONG GROWTH AND RETURNS | CONSISTENT STRATEGY TO DRIVE VALUE



Strong Consumer Brands and Markets

Broad portfolio of leading consumer brands: ~90% of sales from #1/#2 market positions – 21 brands with sales $100+mm such as Moen, Master Lock, Jim Beam, Sauza, Titleist and FootJoy.

Home & Hardware ($4.2B '05 sales; 15.8% O.I. margin; $4.7B sales with Simonton/SBR for full year: consumer brands that impact home value with functionality & design/fashion; a leader in kitchen & bath products with #2 cabinets (~40% of total Home '05 sales with Simonton) and #1 Moen faucets (~25% sales); a leader in exterior doors & windows (~25% sales) with #1 Therma-Tru fiberglass entry doors and #1/#2 Simonton vinyl replacement windows; a leader in security & storage (~10% sales) with #1 Master Lock, American Lock and #1 Waterloo tool storage (primary supplier for Sears Craftsman® line). ~90% sales U.S.

Spirits & Wine ($1.6B '05 sales; 24.4% O.I. margin; ~$2.3B sales with Allied Domecq brands for full year): now a global leader in spirits (#4 with 35mm cases) built on strength in priority markets – #2 in U.S., Australia & Canada, #3 in Spain, and #4 in Germany; powerful S&W portfolio of global and premium growth brands (~70% '05 sales with acquired brands for full year) as well as national/regional brands (~30% sales). Major global & premium growth brands are #1 Jim Beam and fast-growing Maker's Mark bourbons, #2 Sauza tequila, #2 Canadian Club whisky, Courvoisier cognac, and #1 DeKuyper cordials (U.S.), supplemented by Laphroaig single malt scotch and Starbucks™ liqueurs. Also #5 in super-premium U.S. wines (~10% of total sales) led by #2 brand Clos du Bois. Brands benefit from #2 U.S. spirits distribution through Future Brands joint venture (partner V&S Group, maker of Absolut, #1 imported vodka, and Cruzan rum) and strong international distribution through Maxxium (partners V&S, Rémy Cointreau and Edrington Group). U.S.~60% sales, Europe ~20%, and other international ~20% sales.

Golf ($1.3B '05 sales; 13.5% O.I. margin): #1 in golf equipment with leading brands, innovation, and breadth of product line, largely consumables; #1 in golf balls with Titleist & Pinnacle (~40% Golf '05 sales), #2 in golf clubs with Titleist & Cobra (~30% sales), #1 in golf shoes & gloves with FootJoy (20–25% sales), and #1 in golf outerwear, other accessories (5–10% sales). ~70% sales U.S.

Focused on high-return consumer markets with multiple segments and channels that reward brand building, innovation and customer service.

— 20%+ of sales from new products introduced last 3 years.
— Market average selling price up in nearly every category.
— Largely passed through raw material and energy price increases.
— Largest customer ~5% of Fortune Brands' total sales.
— Nearly 300 patents awarded in 2005, up from ~200 in 2004.
— Combined mass merchant & home center sales 10–15% of Fortune Brands' total.
— New construction related sales approximately 20% of Fortune Brands' total sales.

Current Fortune Brands profit mix



Home & Hardware   Spirits & Wine   Golf

After-tax return on net tangible assets [(1)]
H&H: 30%+ S&W: ~25% Golf: 20%+

FORTUNE BRANDS

Contact:
Tony Diaz
Vice President – Investor Relations
tony.diaz@fortunebrands.com

Top Selling Brands

21 Brands with Sales Exceeding $100 million [13]

Moen faucets	$950
Titleist golf equipment	700
Aristokraft cabinetry	550
Therma-Tru doors	550
Jim Beam bourbon	500
Simonton windows	400
FootJoy golf shoes & gloves	300
Sauza tequila	250
Waterloo tool storage	250
Master Lock security	250
Omega cabinetry	250
Kitchen Craft cabinetry	250
Courvoisier cognac	200
Cobra golf clubs	200
Schrock cabinetry	150
DeKuyper cordials	150
Clos du Bois wine	150
HomeCrest cabinetry	150
Diamond cabinetry	150
Canadian Club whisky	150
Kitchen Classics cabinetry	100

Strong demographics drive 3-4% average long-term market revenue growth:

Home U.S. kitchens larger and often centerpiece of home, ↑ baths per home, ↑ need for energy efficient and weather resistant doors/windows, each generation ↑ spend on home, historically attractive interest rates (tax deductible to home owners).

— Repair & Remodel (2/3 market) driven by ↑ consumer interest and spending on home (e.g. success of Home & Garden Television channel), ↑ frequency of remodeling, aging housing stock (average age 30+ years), ↑ household wealth, highest-ROI projects kitchen & bath and entry doors, ↑ mobile society, function and style innovation.

— New Construction (1/3 market) Underpinned by 1% annual growth in U.S. households since 1990 – expected to continue with immigration, ↑ home ownership, ↑ second homes with aging baby boomers, ↑ life expectancies; also replacement of aging homes.

Spirits & Wine ↑ U.S. legal drinking age adults; ↑ appeal of cocktails (mixability and multiple flavor profiles) as well as ↑ S&W advertising opportunity support gradual share gains versus beer; growth of premium spirits and wines worldwide.

Golf Low single-digit long-term growth in U.S. rounds of play (rounds up substantially with age, particularly retirement; first baby boomers turning 60 in 2006), ↑ worldwide popularity of golf.

Strong Growth and Returns

Developed superior profitable growth record since becoming Fortune Brands in 1997.

Consistently achieved long-term goals:

— 4–6% internal sales growth driven by 3–4% average market revenue growth, share gains with brand investment and innovation, and new markets.

— 6–7% internal operating income growth driven by productivity gains and mix, including higher margin new products and operating leverage.

- Home & Hardware mid-to-high-single-digit growth long-term, S&W mid-single-digit growth before the acquired brands, and Golf low-to-mid-single-digit growth long-term (all achieved over 1, 3, 5 and 10-year periods).

— 10%+ diluted EPS growth with high-return use of strong free cash flow after capital expenditures and dividends ($400mm per year and growing).

— Portfolio realignment with 2005 spin-off of Office and Spirits & Wine acquisition creates more balanced portfolio, better positioned to achieve long-term goals.

— Acquisitions not necessary to achieve goals (EPS compounded 10%+ internally 96–05[4]).

— Strong returns: ROE in mid-20's, ↑ ROIC and substantially in excess of cost of capital.

10-year growth record | +6% internal sales* CAGR** | 15% → 17% operating margin before charges* | +17% EPS before charges/gains CAGR[12] | ~$100mm → ~$400mm free cash flow | +7% dividend CAGR** | Strong ROIC & ROE

	'97[10]	'98	'99	'00	'01	'02	'03	'04	'05	1Q '06
Growth continuing operations:										
Net sales growth	2%	9%	6%	4%	2%	4%	12%	20%	15%	33%
Internal net sales[2] growth	4%	5%	7%	7%	1%	8%	8%	11%	7%	11%
Operating margin before charges[3]	15%	15%	16%	17%	16%	17%	17%	17%	17%	17%
Earnings and returns:										
EPS growth before charges/gains[4]	16%	13%	19%	18%	5%	18%[8]	18%	23%	12%	12%
ROIC before charges/gains[5]	12%	11%	12%	13%	14%	17%	17%	16%	11%	10%
ROE before charges/gains[6]	15%	15%	17%	22%	22%	24%	24%	25%	21%	20%
Dividend rate[9] (¢)	84	88	92	96	100	108	120	132	144	144
Free cash flow[7]*** ($, mm)	96	11	122	113	287	447	442	393	407	—
Shares purchases ($, mm)	86	112	398	256	273	278	205	322	0	0

* Continuing operations, excluding office products.
** CAGR: compounded annual growth rate.
*** After dividends and net capital expenditures.

Home & Hardware
Track record of consistent growth



Indexed
Home & Hardware
Internal Sales
(1989 = 10)

Recession

Recession

May YTD

Annual % growth U.S. single
family housing starts

Golf Equipment Market Share*



Balls
#1 — FO ~60%
#2

Shoes & Gloves
#1 — FO 60%+
#2

Clubs
#1
#2 FO ~18%

* U.S. dollar share at on & off golf course pro-shops.



MOEN

For 2006 continuing operations, we announced on April 28 that we expect 10%+ growth in EPS before charges/gains[11] (versus $4.62 for 2005).

— Target includes adverse impact this year of expensing stock options for the first time.
— Free cash flow after dividends 2006 target of $525–625 million[7], excluding approximately $125 million of acquisition-related payments that won't be repeated.

Highlights of 2006-2007 Growth Initiatives:

Home Continue to expand #2 cabinets share in highly fragmented $12B market – differentiate by channel, create innovative storage and fashion features, leverage national scale, broad product line and supply chain excellence; innovate #1 Moen fashion & function and pursue new markets, such as ShowHouse luxury brand, China/Mexico, bath accessories, showering & filtration; ↑ material substitution of #1 Therma-Tru fiberglass entry doors and Simonton vinyl windows as well as ↑ penetration of new markets, such as patio doors, hurricane-resistant products, and ramp-up of the U.K. and new Lowe's business for Therma-Tru; new markets for #1 Master Lock, such as towing and automotive; and reposition Waterloo tool storage business.

Spirits & Wine Integrate and grow acquired brands expected to add 35¢+ to EPS in 2006, more in 2007; drive ROIC on acquisition by harvesting cost synergies in distribution and elsewhere and leveraging the combined portfolio for growth worldwide; further develop high-performance organization & infrastructure with the best from Beam & Allied Domecq; sustain U.S. momentum building on #2 distribution position and much stronger breadth of premium brand portfolio; expand global brands in target markets, leveraging national brands acquired as well as total portfolio brand-country strengths and appeal; continue strong innovation, such as Starbucks™ liqueurs; and further enhance asset efficiency.

Golf Build and capitalize on leading innovation (e.g. for 2006, 460cc Titleist 905R driver, the King Cobra Speed driver and Baffler utility metals), leading position with golf professionals and amateurs, strong worldwide marketing & distribution capability, dual brand strategy coverage & flexibility (#1 Titleist & Pinnacle lines in golf balls, #2 Titleist & Cobra in clubs, and #1 FootJoy & DryJoys in shoes, gloves & outerwear), and further ↑ custom fitting.

Consistent Strategy to Drive Value

First & foremost, build profitable leading consumer brands organically through leading innovation, plus excellence in sales, marketing, supply chains & service.
— ~25% after-tax return on net tangible assets[1] vs. approximately 8% cost of capital: 30%+ Home & Hardware, ~25% Spirits & Wine (including acquired brands) and 20%+ Golf.
— 34,000 associates, top talent in each category, decentralized operations, winning informal culture that's open, results oriented, low turnover, diverse and high integrity (see www.fortunebrands.com for policies on Governance, Code of Conduct, Environmental, and Employment).
— Building brands: Focus innovation on consumer insights and defensible technology, extend brands into adjacent market segments, expand customer relationships and pursue targeted international growth opportunities.
— Ongoing cost reduction (3–5% goal per year) and asset efficiency targets to fund brand investment.
— Preferred vendor status across categories – increasingly the partner of choice (e.g. home centers, large builders, V&S/Absolut, Starbucks).

Second, drive value by sharply allocating free cash flow and capital with discipline and patience based on returns prioritized generally as follows:
— Internal growth: high-return brand investment as well as capital expenditures (~3 year payback).
— Debt reduction: a near-term priority in order to ↑ financial flexibility following $5.2B spirits & wine acquisition financed 100% with debt at a blended rate of approximately 5%.
  • $5.9B net debt (3/31/06) (3.8x net debt-to-trailing-EBITDA, 58% net debt-to-total-capital).
  • Priority to maintain solid investment-grade ratings: currently BBB/Baa2 /BBB+ and A2/P2/F2 ratings from S&P, Moody's and Fitch, respectively.
— Add-on acquisitions, joint ventures: targeted, synergy-driven and must buy well; long-held focus where returns highest – existing Home categories and premium spirits.
— Share buybacks: suspended in near term to focus on debt reduction.



EPS growth rate before charges/gains[12]

1996 – 2005

- FO: 17%
- S&P: 7%

P/E on First Call means estimate

July 10 on '06 EPS

- FO: 13.7x
- S&P: 15.3x

Major Premium Spirits & Wine Brands





New



New



New



New



New



- Sharper focus on high-return categories positions FO for multiple expansion – currently trade at 11% discount* despite consistently stronger growth and returns.
  — FO also trading at about a 30% discount to other leading consumer companies.*
— ↑ Dividend: ↑ every year as Fortune Brands, including double-digit increases in 2003 and 2004, and 9% in 2005 to current $1.44 rate.
  - Attractive dividend yield: 2.0% versus 1.9% for S&P 500.*
  ★ July 10 market prices.

Third, extend consistent track record of creating shareholder value: focus on internal brand building and delivering results while carefully progressing the evolution of the portfolio and leveraging our strong overall financial resources to drive further value.

Development:

2006: Acquisition June 7 of fast-growing #3 Simonton vinyl window brand as well as leading composite millwork brands with total sales of $565mm. Expected to add 6-8 cents per share in first 12 months. ~$600mm cost financed with debt and 4mm shares of FO given appeal to seller. Offers substantial value creation combining best-in-class vinyl window company (leading innovation, nationwide distribution and 7-day delivery capability) with Home & Hardware synergies, leveraged in a highly fragmented $12B U.S. window and patio doors market.

2005: Acquired more than 25 Allied Domecq spirits & wine brands from Pernod Ricard with debt for $5.2B cost (7/05). Builds on strong worldwide position by leveraging complementary global premium brands on existing structure and adding leading national brands and sales and distribution operations in three high priority international markets (U.K., Germany & Spain).
— Internal rate of return well in excess of cost of capital and acquisition is highly accretive: 9¢ EPS added in 2005, total of 35¢ or more EPS expected (4/28) in 2006.
— Acquired brands have grown sales 1–2% faster than FO's spirits & wine sales.
— Premium global growth brands: Sauza, the fast-growing #2 tequila in the world; Courvoisier, #3 cognac in the world; Canadian Club, #2 Canadian whisky in the world; fast-growing Maker's Mark bourbon and Laphroaig, #1 Islay malt scotch whisky; Clos du Bois, #2 U.S. super-premium wine (also Buena Vista, William Hill, Gary Farrell, J.Garcia, Jake's Fault, and Atlas Peak) – including U.S. wine sales/distribution operations.
— Leading national brands in high priority markets: Spain – #1 Larios gin, #3 DYC whisky, #1 Fundador export brandy, #1 Centenario brandy, #3 Castellana aniseed; U.K. – #3 Teacher's Scotch, #1 Cockburn's port, Harveys sherry; Germany – #3 Kuemmerling bitters, Jacobi brandy.
— Acquired brand-strengths in India, Brazil, Mexico and Philippines provide platforms for expansion, and greatly strengthened premium brand portfolio appeals to these and other emerging markets such as China and Russia.
— Major impact on global scale: doubles total sales; international sales up from 25% to 40%; 3 ➔ 9 top 100 premium spirits brands; 18mm ➔ 37mm 9-liter cases of spirits & wine; #7 ➔ #4 rank in worldwide spirits case volume.

2000–2004 acquisitions ahead of plan.

2004: Bolt-ons: U.K.-based Sentinel doors to Therma-Tru and Canada-based Dudley to Master Lock (~$30mm total cost).

2003: Acquired #1 Therma-Tru entry door systems for $924mm cost (11/03), earned more than 20¢ EPS accretion in first year.
— Also made bolt-ons: American Lock to Master Lock, Capital Cabinets to our cabinets business, and Wild Horse Winery to Peak Wines ($124mm total cost).

2002: Added #4 Omega Group to our #2 cabinet business for $538mm (4/02), earning more than 20¢ EPS accretion in first year.

2001: Created strategic alliance with Vin & Sprit (6/01), the makers of Absolut vodka, adding 20–25¢ EPS in first year by forming #2 in U.S. Future Brands distribution joint venture ($270mm proceeds and achieved 40% cost reduction) and selling 10% interest in our existing Spirits & Wine business for $375mm (which Vin & Sprit maintains).



Reposition/Divestiture:

2005: Spin-off/merger of Office Products unit with GBC (8/05) to form Acco Brands (NYSE "ABD"). Followed very successful repositioning program 2001-2005 despite soft industry and generated $1.8B aggregate enterprise value – multiples of amount realizable if divested early 2001.
— Spin-off rationale: focuses Fortune Brands on building highest return and strongest consumer branded categories, while enabling Acco to maximize value pursuing high-return acquisition opportunities over time, beginning with integrating GBC.
— Spin-off improves FO's internal sales compounded annual growth rate 96–05 from 4% with Office to 6% based only on continuing operations, while also enhancing margins and returns.
— Major repositioning drove Office's GAAP O.I. margins up from 2% in 2000 to 11% while ↑ spend on innovation and marketing, generating $500mm free cash flow after restructuring in total.

2001-2002: $280mm proceeds (7.5x trailing O.I.) divesting $235mm sales private-label Scotch (10/01); and $19mm proceeds divesting $60mm sales primarily plumbing parts business.

2000: Completed 40% downsizing of corporate office and move from Greenwich, CT, to an existing subsidiary facility in Illinois: +10¢ EPS.

Share Purchases:

1999-2004: $1.7B high-return share repurchases in total to buy 43mm shares at an average price of $41 ($38 spin-off adjusted) achieved a 14% net reduction in diluted shares.

Fourth, leverage category breadth to drive value.
— Steward capital targeting highest returns ensuring brands worth most to Fortune Brands.
— Strengthen and leverage core competencies in innovation and management of consumer brands, channels and global supply chains.
— Leverage financial flexibility versus more standalone public competitors (e.g. golf ball defense, Office's repositioning 2001-05, and spirits partnerships & Allied Domecq brands acquisition).

Fifth, reward value creation: Senior executive compensation is superior-performance driven and 2/3 stock based.
— Key metrics: ↑ stock price, EPS growth and ↑ ROIC.
— Operating executives targets also include internal operating income growth and further improved asset utilization.
— Acquisition commitment cases layered into performance targets.

EPS & Stock Price
1996 – 2006



* Spin-off adjusted: consolidated growth 1996 to 2004 and continuing operations growth in 2005 to $4.62.

Fortune Brands, Inc. Reconciliation of return on invested capital (ROIC) before charges/gains to GAAP ROIC [5]

	'97	'98	'99	'00	'01	'02	'03	'04	'05*	1Q '06*
ROIC Before Charges/Gains	11.6%	10.7%	11.9%	13.0%	14.0%	16.6%	16.8%	16.3%	11.4%	10.5%
Adjusted Net Income before after-tax interest	$ 466.6	$ 424.8	$ 480.8	$ 526.7	$ 490.6	$ 540.5	$ 616.2	$ 757.8	$ 797.3	$ 852.1
Net (charge)/gain	(201.0)	—	(1,230.3)	(502.8)	16.0	68.8	9.5	82.4	(70.5)	(68.0)
FAS 142 amortization benefit as of 1/1/96	(92.9)	(96.4)	(73.2)	(66.5)	(49.6)	—	—	—	—	—
GAAP Net Income before after-tax interest	$ 172.7	$ 328.4	$ (822.7)	$ (42.6)	$ 457.0	$ 609.3	$ 625.7	$ 840.2	$ 726.8	$ 784.1
Adjusted Invested Capital	$4,024.6	$3,965.1	$4,049.1	$4,059.1	$3,507.3	$3,252.6	$3,661.9	$4,638.1	$6,994.3	$8,137.5
Cumulative net (charge)/gain	1,521.8	1,450.6	756.9	380.4	24.9	105.0	26.0	11.1	107.8	49.7
GAAP Invested Capital	$5,546.4	$5,415.7	$4,806.0	$4,439.5	$3,532.2	$3,357.6	$3,687.9	$4,649.2	$7,102.1	$8,187.2
GAAP ROIC	3.1%	6.1%	-17.1%	-1.0%	12.9%	18.1%	17.0%	18.1%	10.2%	9.6%

★ From continuing operations

Fortune Brands, Inc. Reconciliation of continuing operations internal net sales to GAAP net sales[2]

	'96	'97	'97	'98	'98	'99	'99	'00
Internal Net Sales	$3,016.1	$3,129.4	$3,265.1	$3,434.5	$3,542.8	$3,777.2	$3,794.4	$4,052.3
Net impact acqs. & divestitures	28.4	4.9	(133.5)	—	(133.3)	(59.9)	(38.8)	(52.0)
Impact of foreign exchange rates	—	(2.7)	—	(25.0)	—	(8.6)	—	(42.4)
Spirits & Wine excise taxes	444.5	418.7	418.7	443.7	443.7	448.7	401.8	394.8
Interim Absolut sales	—	—	—	—	—	—	—	—
EITF Restatements	—	—	—	28.0	28.0	(37.8)	(37.8)	(72.10)
GAAP Net Sales	$3,489.0	$3,550.3	$3,550.3	$3,881.2	$3,881.2	$4,119.6	$4,119.6	$4,280.6
% Change Internal Sales		3.8%		5.2%		6.6%		6.8%
% Change GAAP Net Sales		1.8%		9.3%		6.1%		3.9%

Fortune Brands, Inc. Reconciliation of EPS before charges/gains to GAAP EPS[4]

	'96	'97	'97	'98	'98	'99	'99	'00
Diluted EPS Before Charges/Gains	$ 1.28	$ 1.48	$ 1.48	$1.67	$1.67	$ 1.99	$ 1.99	$ 2.34
Tax-related special items	—	—	—	—	—	—	—	0.19
Restructuring and acquisition-related items	—	(1.16)	(1.16)	—	—	(0.75)	(0.75)	(0.30)
Insurance gain	—	—	—	—	—	—	—	—
Gain/(loss) on divestitures	—	—	—	—	—	0.13	0.13	—
Net acquisition hedge costs	—	—	—	—	—	—	—	—
Writedown of intangibles	—	—	—	—	—	(6.76)	(6.76)	(3.06)
Benefit from FAS 142 (1/1/02)	—	—	—	—	—	—	—	—
Impact of dilutive shares	—	—	—	—	—	0.04	0.04	0.03
1/96 benefit Gallaher payment	(0.25)	(0.09)	—	—	—	—	—	—
Diluted GAAP EPS	$ 1.03	$ 0.23	$ 0.32	$1.67	$1.67	(5.35)	$(5.35)	$(0.80)
% Change Diluted EPS Before Charges/Gains		15.6%		12.8%		19.2%		17.6%
% Change GAAP Diluted EPS		-77.7%		626.1%				—

★ From continuing operations

Fortune Brands, Inc. Reconciliation of continuing operations operating margin before charges to GAAP operating margin[3]

	'97	'98	'99	'00	'01	'02	'03	'04	'05	1Q '06*
Operating Margin Before Charges	15.1%	15.0%	16.2%	17.3%	16.1%	17.1%	17.1%	17.0%	16.8%	16.8%
Operation Income before charges	$ 534.5	$ 583.4	$ 667.3	$ 742.6	$ 704.5	$ 780.8	$ 874.2	$1,045.3	$1,183.5	$1,269.4
Net (Charges) / Gains	(210.9)	—	(1192.8)	(25.9)	(37.5)	(15.6)	(5.9)	(20.7)	(19.6)	(30.2)
FAS 142 amortization benefit as of 1/1/96	(72.2)	(74.3)	(52.9)	(45.8)	(45.2)	—	—	—	—	—
GAAP Operating Income	$ 251.4	$ 509.1	$ (578.4)	$ 670.9	$ 621.8	$ 765.2	$ 868.3	$1,024.6	$1,163.9	$1,239.2
GAAP Net Sales	$3,550.3	$3,881.2	$4,119.6	$4,280.6	$4,383.3	$4,572.3	$5,112.6	$6,145.2	$7,061.2	$7,560.2
GAAP Operating Income Margin	7.1%	13.1%	-14.0%	15.7%	14.2%	16.7%	17.0%	16.7%	16.5%	16.4%

★ Trailing twelve months.

Reconciliation of continuing operations internal net sales to GAAP net sales [2] (continued)

'00	'01	'01	'02	'02	'03	'03	'04	'04	'05	1Q '05	1Q '06
$3,741.2	$3,767.4	$3,883.2	$4,199.9	$4,397.1	$4,728.8	$5,198.4	$5,762.4	$5,873.3	$6,302.6	$1,782.7	$1,977.4
235.0	150.1	(19.9)	53.4	(135.9)	0.6	(387.8)	1.4	(27.8)	444.4	(264.9)	47.1
—	(45.1)	—	7.9	—	81.2	—	81.7	—	27.2	—	(7.7)
340.4	344.9	314.7	311.1	311.1	302.0	302.0	299.7	299.7	287.0	—	—
—	205.30	205.30	—	—	—	—	—	—	—	—	—
(36.00)	(39.30)	—	—	—	—	—	—	—	—	—	—
$4,280.6	$4,383.3	$4,383.3	$4,572.3	$4,572.3	$5,112.6	$5,112.6	$6,145.2	$6,145.2	$7,061.2	$1,517.8	$2,016.8
	0.7%		8.2%		7.5%		10.8%		7.3%		10.9%
	2.4%		4.3%		11.8%		20.2%		14.9%		32.9%

Reconciliation of EPS before charges/gains to GAAP EPS [4] (continued)

'00	'01	'01	'02	'02	'03	'03	'04	'04 ★	'05 ★	1Q '05 ★	1Q '06 ★
$2.34	$2.45	$2.45	$2.90	$3.21	$3.79	$3.79	$4.68	$4.12	$4.62	$0.95	$1.06
0.19	0.78	0.78	0.68	0.68	0.28	0.28	0.71	0.69	0.05	—	0.15
(0.30)	(0.41)	(0.41)	(0.24)	(0.24)	(0.16)	(0.16)	(0.21)	(0.08)	(0.08)	—	(0.05)
—	—	—	—	—	—	—	0.05	0.05	—	—	—
—	0.03	0.03	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	(0.72)	—	(0.01)
(3.06)	(0.30)	(0.30)	—	—	(0.05)	(0.05)	—	—	—	—	—
—	—	—	0.31	—	—	—	—	—	—	—	—
0.03	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—
$(0.80)	$2.55	$2.55	$3.65	$3.65	$3.86	$3.86	$5.23	$4.78	$3.87	$0.95	$1.15
	4.7%		18.4%		18.1%		23.5%		12.1%		11.6%
	—		43.1%		5.8%		35.5%		-19.0%		21.1%

★ From continuing operations

Fortune Brands, Inc. Reconciliation of return on equity before charges/gains to GAAP return on equity [6]

	'97	'98	'99	'00	'01	'02	'03	'04	'05 ★	1Q '06 ★
ROE Before Charges/Gains	15.3%	15.0%	17.4%	21.9%	21.9%	23.7%	24.3%	25.5%	20.9%	20.4%
Adjusted Net Income	$ 334.3	$ 389.0	$ 412.1	$ 440.7	$ 428.2	$ 492.6	$ 569.0	$ 700.8	$ 694.9	$ 711.4
Net (charge)/gain	(144.0)	(30.5)	(1,230.4)	(502.8)	16.0	68.8	9.5	82.4	(74.4)	(70.3)
FAS 142 amortization benefit as of 1/1/96	(92.9)	(96.4)	(73.2)	(66.5)	(49.6)	—	—	—	—	—
GAAP Net Income after preferred dividends	$ 97.4	$ 262.1	$ (891.5)	$ (128.6)	$ 394.6	$ 561.4	$ 578.5	$ 783.2	$ 620.5	$ 641.1
Adjusted equity	$2,185.5	$2,601.1	$2,366.6	$2,008.7	$1,952.9	$2,082.2	$2,338.0	$2,750.9	$3,321.5	$3,494.0
Cumulative net (charge)/gain	1,730.7	1,438.8	755.5	396.4	38.2	103.8	29.6	12.7	100.1	42.9
GAAP Equity	$3,916.2	$4,039.9	$3,122.1	$2,405.1	$1,991.1	$2,186.0	$2,367.6	$2,763.6	$3,421.6	$3,536.9
GAAP ROE	2.5%	6.5%	-28.6%	-5.3%	19.8%	25.7%	24.4%	28.3%	18.1%	18.1%

★ From continuing operations

Fortune Brands, Inc. Reconciliation of free cash flow to GAAP cash flow provided by operating activities(7)

	'97	'98	'99	'00	'01	'02	'03	'04	'05	Target* '06
Free Cash Flow (after dividends)	$95.8	$11.4	$121.5	$112.5	$286.7	$447.2	$441.9	$392.7	$407.4	$525–625
Spirits & Wine acquisition related expenditures	—	—	—	—	—	—	—	—	(22.1)	(125)
Net capital expenditures (net of proceeds)	191.4	245.4	217.3	212.2	204.0	186.4	181.9	215.6	215.6	200–225
Dividends Paid to Stockholders	139.1***	147.4	149.6	147.7	148.0	153.4	166.9	183.6	201.6	220**
GAAP Cash Flow Provided By Operating Activities	$287.2	$404.2	$488.4	$472.4	$638.7	$787.0	$790.7	$791.9	$802.5	$820–945

* As of April 28, 2006.
** Assumes dividend rate and basic shares as of March 31, 2006.
*** Pro forma for interim period spin-off of Gallaher Group Plc (5/30/97), utilizing Fortune Brands' 80¢ indicated annual rate for American Brands' 1997 dividend payments (results in a $104.3mm deduction to the $243.4mm GAAP figure).

(1) After-tax Return on Net Tangible Assets is a measure of operating returns. It represents after-tax Operating Income before charges divided by a 12 month average of GAAP assets less intangibles, accounts payable and other non-interest bearing liabilities.

(2) Internal Net Sales is a non-GAAP measure and reflects year to year performance of our current businesses. It is equal to net sales excluding changes in foreign currency exchange rates, spirits & wine excise taxes, interim Absolut sales, results from divestitures in both periods, and excludes the adoption of accounting standards (EITF) not effective when the period was publicly reported. With the exception of the Spirits & Wine acquired brands, Underlying Sales also includes net sales from acquisitions for the comparable prior-year period. Management believes that this measure is useful in analyzing the Company's performance from year to year. In assessing this measure, investors should note that the net impact of acquisitions and divestitures, the impact of foreign exchange as well as the impact of excise taxes and interim Absolut sales have been excluded in order to provide an additional measure to investors seeking to evaluate the Company's underlying financial performance from year to year. Office products is excluded as a discontinued operation. First quarter 2006 comparison excludes the impact of foreign exchange and excise taxes on the acquired spirits & wine brands due to lack of accurate information. The first quarter 2006 sales acquisition adjustment of $47.1mm reflects temporary transitional revenues not in base period (Pernod bottling contract and Spain distribution revenues). For figures see pages 6–7 top.

(3) Operating Margin Before Charges is a non-GAAP measure and reflects the year to year performance of our businesses. It is equal to operating income excluding restructuring and restructuring-related items as a percentage of net sales with the amortization of intangibles over the entire period 1996-2005 based on current intangible values and current FAS 142 goodwill accounting (adopted 1/1/02). Management believes that this measure is useful in analyzing the Company's performance from year to year. In assessing this measure, investors should note that the net impact of restructuring and restructuring-related items and the writedown of intangibles have been excluded, as well as amortization expense has been restated, in order to provide an additional measure to investors seeking to evaluate the Company's underlying performance from year to year. Office products is excluded as a discontinued operation. For figures see page 6 bottom.

(4) Diluted EPS Before Charges and Gains is a non-GAAP measure and indicates the underlying performance of our businesses prior to costs associated with our restructuring initiatives, writedowns of intangibles or goodwill, tax credits or charges, gain recorded on insurance proceeds received for a warehouse fire, gains or losses on divestitures, and assuming a 1/1/96 benefit from the net cash payment Gallaher made to us in connection with its spin-off on 5/31/97. Management believes that this measure is useful in analyzing the Company's performance from year to year. In assessing this measure, investors should note that the net impact of tax-related special items, restructuring and restructuring-related items, gains/losses on the sale of certain operations, writedowns of identifiable intangibles and goodwill, and the interim period benefit from the net cash payment received from Gallaher Group Plc have been excluded. For figures see pages 6–7.

(5) Return on Invested Capital (ROIC) represents the rolling twelve months of net income before charges and gains plus after-tax interest divided by the 13-point average of the sum of total debt less cash plus total stockholders equity. The impact of improved returns attributable to current FAS 142 goodwill accounting and the writedowns of intangibles have been excluded by restating invested capital and net income as they would appear if current FAS 142 accounting had gone into effect and the writedowns had occurred on 1/1/96. Management believes that this measure is useful in analyzing the Company's performance from year to year. In assessing this measure, investors should note that Net Income excludes after-tax interest, the net impact of tax-related special items, restructuring and restructuring-related items, gain recorded on insurance proceeds received for a warehouse fire, gains/losses on the sale of certain operations and writedowns of intangibles, and amortization expense has been restated to reflect current FAS 142 accounting (adopted 1/1/02) and intangible values. For further details on charges and gains, see the GAAP reconciliation of EPS Before Charges/Gains (footnote #4). For figures see page 5 bottom.

(6) Return on Equity (ROE) represents the rolling twelve months of net income before charges and gains divided by the 13-point average of the sum of equity. The impact of improved returns attributable to current FAS 142 goodwill accounting and writedowns of intangibles have been excluded by restating equity and net income as they would appear if current FAS 142 accounting had gone into effect and the writedowns had occurred on 1/1/96. Management believes that this measure is useful in analyzing the Company's performance from year to year. In assessing this measure, investors should note that Net Income excludes the net impact of tax-related special items, restructuring and restructuring-related items, gain recorded on insurance proceeds received for a warehouse fire, gains/losses on the sale of certain operations and writedowns of intangibles, and amortization expense has been restated to reflect current FAS 142 accounting (adopted 1/1/02) and intangible values. For figures see page 7 bottom. For further details on charges and gains, see the GAAP reconciliation of EPS Before Charges/Gains (footnote #4).

(7) Free cash flow indicates the resources of our current business to invest in internal growth, make acquisitions, repay debt and repurchase stock. Management believes that this measure is useful in analyzing the Company's performance from year to year. For figures see top of this page.

(8) Excludes benefit of lower goodwill expense from adopting FAS 142.

(9) Based on indicated annual rate at end of period.

(10) 1996 pro forma for '97 Gallaher spin-off as if done 1/1/96.

(11) On a GAAP basis, the company targeted as of April 28 EPS to grow at a strong double-digit rate, benefiting from lower charges/gains in 2006.

(12) Compounded annual growth rate based on consolidated growth 1996 to 2004 and continuing operations growth in 2005. GAAP growth rates are same over period. See footnote #4 for more information on EPS before charges/gains.

(13) All brand sales are based on full year '05 sales rounded to nearest $50mm. Simonton brand acquired June 7, 2006.

This investor facts sheet contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof, and the company does not assume any obligation to update, amend or clarify them to reflect events, new information or circumstances occurring after the date of this release. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: competitive market pressures (including pricing pressures); consolidation of trade customers, particularly in the home and hardware industry; successful development of new products and processes; ability to secure and maintain rights to intellectual property; risks pertaining to strategic acquisitions and joint ventures, including integration of the spirits and wine acquisition and the related confirmation or remediation of internal controls over financial reporting; ability to attract and retain qualified personnel; various external conditions, including general economic conditions, weather and business conditions; risks associated with doing business outside the United States, including currency exchange rate risks; interest rate fluctuations; commodity and energy price volatility; costs of certain employee and retiree benefits and returns on pension assets; dependence on performance of distributors and other marketing arrangements; the impact of excise tax increases on distilled spirits and wines; changes in golf equipment regulatory standards and other regulatory developments; potential liabilities, costs and uncertainties of litigation; impairment in the carrying value of goodwill or other acquired intangibles; historical consolidated financial statements may not be indicative of future conditions and results due to the recent portfolio realignment; any possible downgrades of the company's credit ratings; as well as other risks and uncertainties detailed from time to time in the company's Securities and Exchange Commission filings.

FORTUNE BRANDS
520 Lake Cook Road
Deerfield, Illinois 60015-5611
847.484.4400
www.fortunebrands.com